SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about Juruá

Rio de Janeiro, February 09, 2010 – Petróleo Brasileiro S.A. - Petrobras, clarifies, in response to written notice CVM/SEP/GEA-2/n.083/10, regarding news published by the Valor Econômico Newspaper on February 08 2010, which states, among other things, that Petrobras is planning a new natural gas pipeline in the Amazon and that the four wells in the Juruá field will be able to produce upwards of 500,000 cubic meters each.

Petrobras clarifies that its 2009-2013 Business Plan states, among other things, that the Juruá field will go on stream in 2011 and that to make the consumption of the gas coming from it feasible, it will be necessary to build a connection gas pipeline measuring an estimated 125 km in length. Both projects are considered in the Plan, and the amount expected to be invested to build the gas pipeline is part of the Gas and Energy area's project portfolio, which adds up to $11.8 billion in the period, while the exploratory and production development activities to be done for the field are part of the Exploration and Production area's project portfolio, which totals $104.6 billion.

The Company did not announce this information as a Material Fact, since the production development project for the field was already featured in the announced production curve and in the scheduled investments; also, the information provided in the story only provides details on the project's operating issues, and makes no change to the amount of the investment or to the production potential.

It is also worthwhile to emphasize the following items regarding the map shown in the report: (a) the amount of the investment, R$4.6 billion, regards the approximate investment in the Urucu-Manaus Gas Pipeline, and the amount of the investment for the Juruá-Urucu gas pipeline was not announced; (b) the map shows the distance between the main areas surrounding the Urucu Province and is aimed only to emphasize the major distances that are characteristic of the Amazon, and (c) the only gas pipeline section shown in the map is the one that has already been completed, i.e., Urucu-Manaus.

Additionally, we announce that the production curve for 2010 projects a production of 85 million cubic meters per day and 93 million cubic meters per day in 2011. The Juruá field will contribute, in 2011, with approximately 2 million cubic meters, i.e., only 2% of the total natural gas production estimated for 2011.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.